BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, as well as to the Announcement to the Market disclosed on December 1st, 2015, informs its shareholders and the market that it has entered, on the date hereof, the definitive agreements, regarding the acquisition of the totality of the shares issued by Eclipse Holding Cooperatief UA (“Eclipse”), a Dutch entity that controls Campo Austral, a group of companies with commercial operations fully integrated in the Argentinian pork’s market, including the cold market (the “Transaction”).

Finally, notwithstanding the fact the Transaction has been performed by its subsidiaries BRF GmbH and BRF Holland B.V., the Company states that the Transaction shall not lead to withdrawal rights, due to the fact that its shares have liquidity and are dispersed, in accordance with article 256, §2º, and article 137, II, of Brazilian Corporate Law, and applicable regulatory standards.

São Paulo, April 15, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer